Exhibit 95
MINE SAFETY DISCLOSURE
We operate surface mines in the western United States to produce construction aggregates. The operation of our mines is subject to regulation by the federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). MSHA conducted 58 and 71 inspections at 27 and 30 of our mines during the years ended December 31, 2014 and 2013, respectively. There were no reportable citations or orders following 52 and 68 of those inspections during the years ended December 31, 2014 and 2013, respectively. The chart below contains information regarding certain mining safety and health citations or orders that MSHA issued during the years ended December 31, 2014 and 2013 associated with our mining operations. With respect to this information, it should be noted that: (i) the number of citations and orders will vary depending on the size of the mine, (ii) the number of citations issued will vary from inspector to inspector and mine to mine, and (iii) citations and orders can be contested and appealed, and in that process, may be reduced in severity and amount or dismissed.

(dollars in thousands)	Year Ended		Year Ended
	December 31, 2014		December 31, 2013
Name of Mine	Section 104[1]	Proposed Assessments[2]	Section 104[1]	Proposed Assessments[2]
Arvin Pit	2	0.5	—	0.1
Bradshaw Pit	—	0.9	4	3.9
Capay Facility	1	0.7	—	—
Circle T Ranch Pit	—	0.1	1	0.1
Felton Quarry	—	0.2	1	0.4
Indio Plant	1	0.4	—	0.1
Walker Pit	1	0.3	—	—
Whatcom Plant	1	0.7	—	0.4
All others	—	1.2	—	2.5
Total	6	$5.0	6	$7.5
1The total number of violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard under Section 104 of the Mine Act for which the operator received a citation from the MSHA.
2The total dollar value of proposed assessments from the MSHA under the Mine Act.

During the years ended December 31, 2014 and 2013, with respect to our mines:

•
For the year ended December 31, 2014, MSHA did not issue any order requiring persons to be withdrawn from the areas affected by any alleged violations of mandatory health or safety standards under Section 104(b) of the Mine Act. For the year ended December 31, 2013, MSHA did issue one order requiring persons to be withdrawn from the areas affected by any alleged violations of mandatory health or safety standards under Section 104(b) of the Mine Act.

•	MSHA did not identify any flagrant violations under Section 110(b)(2) of the Mine Act.

•	We did not experience any mining-related fatalities.

•
We did not receive written notice of a pattern of violations of mandatory health or safety standards from MSHA under Section 104(e) of the Mine Act or written notice of the potential to have a pattern of violations of mandatory health or safety standards from MSHA.

•
MSHA did not issue any citations and orders for an alleged unwarrantable failure of the mine operator to comply with mandatory health or safety standards under Section 104(d) of the Mine Act during the years ended December 31, 2014 and December 31, 2013.

•
MSHA did not issue any imminent danger orders requiring immediate withdrawal from the affected areas under Section 107(a) of the Mine Act during the years ended December 31, 2014 and December 31, 2013.

Three of the citations issued during the year ended December 31, 2014 are the subject of a formal appeal before the Federal Mine Safety and Health Review Commission. None of the citations issued during the year ended December 31, 2013 are the subject of a formal appeal before the Federal Mine Safety and Health Review Commission.

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